REXFORD INDUSTRIAL REALTY, INC.

11620 Wilshire Blvd. Suite 300

Los Angeles, California 90025

July 16, 2013

VIA EDGAR

Duc Dang

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rexford Industrial Realty, Inc. Registration Statement on Form S-11 File No. 333-188806

Dear Mr. Dang:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Rexford Industrial Realty, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, July 18, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the common stock of the Company be declared effective concurrently with the above-captioned Registration Statement.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.

Very truly yours,

REXFORD INDUSTRIAL REALTY, INC.

By:	/s/ Michael S. Frankel
Name:	Michael S. Frankel
Title:	Co-Chief Executive Officer